Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Term Sheet to Product Supplement No. 3-I Registration Statement No. 333-177923 Dated May 13, 2014; Rule 433

Structured Investments	$ Dual Directional Buffered Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due June 2, 2015
General
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The notes are designed for investors who seek early exit prior to maturity at a premium if the Spot Rate on any Review Date is less than or equal to the Starting Spot Rate (i.e., the Brazilian real does not depreciate relative to the U.S. dollar from the pricing date to that Review Date).  If the notes are not automatically called and the Reference Currency Return is not less than the Contingent Buffer Percentage of -15%, investors will receive an unleveraged return equal to the absolute value of any depreciation (up to 15%) of the Brazilian real relative to the U.S. dollar from the pricing date to the final Review Date.  If the Reference Currency Return is less than the Contingent Buffer Percentage of -15%, investors in the notes should be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is August 14, 2014.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 2, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about May 14, 2014 and are expected to settle on or about May 19, 2014.
Key Terms
Reference Currency:	Brazilian real (BRL)
Base Currency:	U.S. dollar (USD)
Automatic Call:
If the Spot Rate on any Review Date is less than or equal to the Starting Spot Rate (i.e., the Brazilian real does not depreciate relative to the U.S. dollar from the pricing date to that Review Date), the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Payment if Called:
For every $1,000 principal amount note, you will receive one payment of $1,000 plus the call premium amount calculated as follows:
•      at least 5.875%* × $1,000 if called on the first Review Date
•      at least 11.75%* × $1,000 if called on the second Review Date
•      at least 17.625%* × $1,000 if called on the third Review Date
•      at least 23.50%* × $1,000 if called on the final Review Date
* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 5.875%, 11.75%, 17.625% and 23.50%, respectively.

Payment at Maturity:
If the notes are not automatically called, the Brazilian real depreciates relative to the U.S. dollar from the pricing date to the final Review Date (i.e., the Ending Spot Rate is greater than the Starting Spot Rate) and the Reference Currency Return is greater than or equal to the Contingent Buffer Percentage, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Reference Currency Return.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Absolute Reference Currency Return)
Because the payment at maturity will not reflect the Absolute Reference Currency Return if the Reference Currency Return is less than the Contingent Buffer Percentage of -15.00%, under these circumstances, your maximum payment at maturity is $1,150 per $1,000 principal amount note.
If the notes are not automatically called, the Brazilian real depreciates relative to the U.S. dollar from the pricing date to the final Review Date (i.e., the Ending Spot Rate is greater than the Starting Spot Rate) and the Reference Currency Return is less than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Reference Currency Return)
If the notes are not automatically called and the Reference Currency Return is less than the Contingent Buffer Percentage of
-15%, you will lose more than 15% of your principal amount and may lose all of your principal amount at maturity.

Reference Currency Return:	Starting Spot Rate - Ending Spot Rate Starting Spot Rate
In no event, however, will the Reference Currency Return be less than -100%.
Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this term sheet for more information.

Absolute Reference Currency Return:	The absolute value of the Reference Currency Return. For example, if the Reference Currency Return is -5%, the Absolute Reference Currency Return will equal 5%.
Contingent Buffer Percentage:	-15%
Original Issue Date (Settlement Date):	On or about May 19, 2014
Review Dates†:	August 14, 2014 (first Review Date), November 14, 2014 (second Review Date), February 18, 2015 (third Review Date) and May 28, 2015 (the final Review Date)
Call Settlement Date:	The third business day after the applicable Review Date, except that if the notes are called on the final Review Date, the Call Settlement Date will be the Maturity Date
Maturity Date†:	June 2, 2015
CUSIP:	48126N6N2
Other Key Terms:	See “Additional Key Terms” on page TS-1 of this term sheet.
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I

Investing in the Dual Directional Buffered Review Notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page TS-[INSERT PAGE NUMBER] of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  In no event will these selling commissions exceed $10.00per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 3-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $972.50 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 13, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 3-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

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STARTING SPOT RATE — The Starting Spot Rate is expressed as a number of Brazilian reais per U.S. dollar, will be provided in the pricing supplement and will be (a) the Spot Rate on the pricing date, determined as specified under “— Spot Rate” below, or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially reasonable manner.

Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes.  For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-4 of this term sheet.

•	ENDING SPOT RATE — The “Ending Spot Rate” means the Spot Rate on the final Review Date

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SPOT RATE — The “Spot Rate” on any relevant day is expressed as a number of Brazilian reais per U.S. dollar and is equal to the Brazilian real per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page BRFR (offer rate) at approximately 1:15 p.m., São Paulo time, on that day.

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CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is São Paulo, Brazil) and (b) banking institutions in The City of New York and the principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

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How Do Exchange Rates and the Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Brazilian reais per U.S. dollar.  As a result, a decrease in the Spot Rate from the pricing date to a Review Date means that the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the pricing date to that Review Date.  This means that one Brazilian real could purchase more U.S. dollars on that Review Date than it could on the pricing date.  Viewed another way, it would take fewer Brazilian reais to purchase one U.S. dollar on that Review Date than it did on the pricing date.

For example, assuming the Starting Spot Rate is 2.20 for the Brazilian real relative to the U.S. dollar and the Spot Rate on a Review Date is 1.98, the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the pricing date to that Review Date.  Under these circumstances, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Conversely, an increase in the Spot Rate from the pricing date to a Review Date means that the Brazilian real has depreciated / weakened relative to the U.S. dollar from the pricing date to that Review Date.  This means that it would take more Brazilian reais to purchase one U.S. dollar on that Review Date than it did on the pricing date.  Viewed another way, one Brazilian real could purchase fewer U.S. dollars on that Review Date than it could on the pricing date.

For example, assuming the Starting Spot Rate is 2.20 for the Brazilian real relative to the U.S. dollar and the Spot Rate on a Review Date is 2.64, the Brazilian real has depreciated / weakened relative to the U.S. dollar from the pricing date to that Review Date.  Under these circumstances, because the Reference Currency Return is less than the Contingent Buffer Percentage, you would lose 20% of your principal amount at maturity based on the Reference Currency Return of -20% (see Example 1 below).

The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the pricing date to the final Review Date, calculated using the formula set forth above under “Key Terms — Reference Currency Return.”  While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results.  For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian reais at the Starting Spot Rate on the pricing date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate.  In this term sheet, we refer to the return of the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return.  In addition, the magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases.  Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Starting Spot Rate of 2.20 for the Brazilian real relative to the U.S. dollar.

Example 1: The Brazilian real weakens from the Starting Spot Rate of 2.20 Brazilian reais per U.S. dollar to the Ending Spot Rate of 2.64 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -20.00%, calculated as follows:

(2.20 – 2.64) / 2.20 = -20.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -16.67%.

Example 2: The Brazilian real weakens from the Starting Spot Rate of 2.20 Brazilian reais per U.S. dollar to the Ending Spot Rate of 4.40 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(2.20 – 4.40) / 2.20 = -100.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -50.00%.

As Examples 1 and 2 above demonstrate, the magnifying effect on any depreciation of the Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments — Dual Directional Buffered Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar	TS-2

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — If the Spot Rate on any Review Date is less than or equal to the Starting Spot Rate (i.e., the Brazilian real does not depreciate relative to the U.S. dollar from the pricing date to that Review Date), your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) at least 5.875%* × $1,000 if called on the first Review Date; (ii) at least 11.75%* × $1,000 if called on the second Review Date; (iii) at least 17.625%* × $1,000 if called on the third Review Date; or (iv) at least 23.50%* × $1,000 if called on the final Review Date.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 5.875%, 11.75%, 17.625% and 23.50%, respectively.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year, the notes will be called before maturity if the Spot Rate on any Review Date is less than or equal to the Starting Spot Rate (i.e., the Brazilian real does not depreciate relative to the U.S. dollar from the pricing date to that Review Date), and you will be entitled to receive on the applicable Call Settlement Date the applicable payment corresponding to that Review Date set forth on the cover of this term sheet.

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POTENTIAL FOR UP TO A 15.00% RETURN ON THE NOTES EVEN IF THE REFERENCE CURRENCY RETURN IS NEGATIVE — If the notes are not automatically called, the Brazilian real depreciates relative to the U.S. dollar from the pricing date to the final Review Date (i.e., the Ending Spot Rate is greater than the Starting Spot Rate) and the Reference Currency Return is greater than or equal to the Contingent Buffer Percentage of -15%, you will earn a positive, unleveraged return on the notes equal to the Absolute Reference Currency Return.  Under these circumstances, you will earn a positive return on the notes even though the Reference Currency Return is negative.  For example, if the Reference Currency Return is -5%, the Absolute Reference Currency Return will equal 5%.  Because the payment at maturity will not reflect the Absolute Reference Currency Return if the Reference Currency Return is less than the Contingent Buffer Percentage of -15%, under these circumstances, your maximum payment at maturity is $1,150 per $1,000 principal amount note.

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RETURN DEPENDENT ON THE BRAZILIAN REAL VERSUS THE U.S. DOLLAR — The return on the notes is dependent on the performance of the Brazilian real, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the Brazilian real relative to the U.S. dollar as described under “Key Terms” in this term sheet.  Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this term sheet for more information.

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TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 3-I.   Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”).  Ordinary foreign currency losses are potentially subject to certain reporting requirements.  However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”).  Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available.  Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss.  A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988.  You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  For instance, the notes could be treated as contingent payment debt instruments (which might be viewed as denominated either in U.S. dollars or in Brazilian reais), in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with

JPMorgan Structured Investments — Dual Directional Buffered Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar	TS-3

respect to the notes until maturity, and no Section 988 Election would be available.  In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in some respects from the instrument described in the revenue ruling.  If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Brazilian real, the U.S. dollar or the exchange rate between the Brazilian real and the U.S. dollar or any contracts related to the Brazilian real, the U.S. dollar or the exchange rate between the Brazilian real and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  If the notes are not automatically called, the Brazilian real depreciates relative to the U.S. dollar from the pricing date to the final Review Date (i.e., the Ending Spot Rate is greater than the Starting Spot Rate) and the Reference Currency Return is less than the Contingent Buffer Percentage of -15%, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return.  Accordingly, under these circumstances, you will lose more than 15% of your principal amount and may lose all of your principal amount at maturity.

•
LIMITED RETURN ON THE NOTES — If the notes are automatically called on any Review Date, your potential gain on the notes will be limited to the call premium applicable to that Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Brazilian real relative to the U.S. dollar, which may be significant.  If the notes are not automatically called, if the Brazilian real depreciates relative to the U.S. dollar from the pricing date to the final Review Date but the Reference Currency Return is less than the Contingent Buffer Percentage of -15.00%, you will receive at maturity $1,000 plus an additional return equal to the Absolute Reference Currency Return, up to 15.00%.  Under these circumstances, because the payment at maturity will not reflect the Absolute Reference Currency Return if the Reference Currency Return is less than the Contingent Buffer Percentage of -15.00%, your maximum payment at maturity is $1,150.00 per $1,000 principal amount note. The Spot Rate at various times during the term of the notes could be higher than the Spot Rate on any Review Date or at maturity.  You may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Reference Currency.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 3-I for additional information about these risks.

For example, one of the duties of JPMS, as calculation agent, involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet.  Although the calculation agent will make all determinations

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and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes.  The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE FINAL REVIEW DATE — If the notes have not been automatically called previously and if the Brazilian real depreciates relative to the U.S. dollar from the pricing date to the final Review Date (i.e., the Ending Spot Rate is greater than the Starting Spot Rate) and the Reference Currency Return is less than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Brazilian real relative to the U.S. dollar.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be as short as approximately three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•
SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic

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and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Spot Rate, including:

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the exchange rate and the volatility of the exchange rate of the Brazilian real relative to the U.S. dollar;
•	suspension or disruption of market trading in the Brazilian real or the U.S. dollar;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•
THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCY AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the pricing date to the final Review Date, calculated using the formula set forth above under “Key Terms — Reference Currency Return.”  While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results.  For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian reais at the Starting Spot Rate on the pricing date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate.  In this term sheet, we refer to the return on the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return.  The magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases.  Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return.  See “How Do Exchange Rates and the Reference Currency Return Formula Work?” in this term sheet for more information.

•
THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Brazilian real or contracts related to the Brazilian real for which there is an active secondary market.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The value of the Brazilian real or the U.S. dollar is at any moment a result of the supply and demand for that currency.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Brazil and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Brazil and the United States; and
•	the extent of governmental surplus or deficit in Brazil and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States, and those of other countries important to international trade and finance.

•
THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Brazil depends on the export of commodities and the values of the Brazilian real relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities.  As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Brazilian real relative to the U.S. dollar and, therefore, the value of the notes.

•
GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely.  Governments, including those of Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

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•
BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Brazilian real, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.

•
EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Brazilian real and the U.S. dollar are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•
CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Brazilian real relative to the U.S. dollar.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•
CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return.  These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event.  See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, each of JPMS’s estimated value and the call premiums will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the call premiums.

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Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Spot Rate as shown under the “Spot Rate at Review Date” and “Ending Spot Rate” columns.  The following table and examples assume a Starting Spot Rate of 2.20 and reflect the Contingent Buffer Percentage of -15%.  The table and examples assume that the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 5.875%, 11.75%, 17.625% and 23.50%, respectively, regardless of the appreciation of the Brazilian real relative to the U.S. dollar, which may be significant; the actual call premiums will be provided in the pricing supplement.  There will be only one payment on the notes whether called or at maturity.  An entry of “N/A” indicates that (i) with respect to the Review Dates Prior to the Final Review Date, the notes would not be called on the applicable Review Date and no payment would be made for such date or (ii) with respect to the Final Review Date, the Absolute Reference Currency Return is not applicable. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date				Final Review Date
Spot Rate at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Third Call Settlement Date	Ending Spot Rate	Reference Currency Return	Absolute Reference Currency Return	Total Return at Maturity
0.44000	5.875%	11.75%	17.625%	0.44000	80.00%	N/A	23.50%
0.77000	5.875%	11.75%	17.625%	0.77000	65.00%	N/A	23.50%
1.10000	5.875%	11.75%	17.625%	1.10000	50.00%	N/A	23.50%
1.32000	5.875%	11.75%	17.625%	1.32000	40.00%	N/A	23.50%
1.54000	5.875%	11.75%	17.625%	1.54000	30.00%	N/A	23.50%
1.76000	5.875%	11.75%	17.625%	1.76000	20.00%	N/A	23.50%
1.87000	5.875%	11.75%	17.625%	1.87000	15.00%	N/A	23.50%
1.98000	5.875%	11.75%	17.625%	1.98000	10.00%	N/A	23.50%
2.09000	5.875%	11.75%	17.625%	2.09000	5.00%	N/A	23.50%
2.14500	5.875%	11.75%	17.625%	2.14500	2.50%	N/A	23.50%
2.17800	5.875%	11.75%	17.625%	2.17800	1.00%	N/A	23.50%
2.20000	5.875%	11.75%	17.625%	2.20000	0.00%	0.00%	23.50%
2.22200	N/A	N/A	N/A	2.22200	-1.00%	1.00%	1.00%
2.31000	N/A	N/A	N/A	2.31000	-5.00%	5.00%	5.00%
2.42000	N/A	N/A	N/A	2.42000	-10.00%	10.00%	10.00%
2.53000	N/A	N/A	N/A	2.53000	-15.00%	15.00%	15.00%
2.53022	N/A	N/A	N/A	2.53022	-15.01%	N/A	-15.01%
2.64000	N/A	N/A	N/A	2.64000	-20.00%	N/A	-20.00%
2.86000	N/A	N/A	N/A	2.86000	-30.00%	N/A	-30.00%
3.08000	N/A	N/A	N/A	3.08000	-40.00%	N/A	-40.00%
3.30000	N/A	N/A	N/A	3.30000	-50.00%	N/A	-50.00%
3.52000	N/A	N/A	N/A	3.52000	-60.00%	N/A	-60.00%
3.74000	N/A	N/A	N/A	3.74000	-70.00%	N/A	-70.00%
3.96000	N/A	N/A	N/A	3.96000	-80.00%	N/A	-80.00%
4.18000	N/A	N/A	N/A	4.18000	-90.00%	N/A	-90.00%
4.40000	N/A	N/A	N/A	4.40000	-100.00%	N/A	-100.00%

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 2.20 to an Ending Spot Rate of 2.145 on the first Review Date.  Because the Spot Rate on the first Review Date of 2.145 is less than the Starting Spot Rate of 2.20, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,058.75 per $1,000 principal amount note.

Example 2: The Reference Currency depreciates from the Starting Spot Rate of 2.20 to an Ending Spot Rate of 2.222 on the first Review Date, 2.31 on the second Review Date and 2.53 on the third Review Date, and the Ending Spot Rate is 2.42.  Because the Reference Currency Return is negative for each of the Review Dates, the notes are not called and because the Reference Currency Return of -10% is not less than the Contingent Buffer Percentage of -15.00%

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and the Absolute Reference Currency Return is 10%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 3: The Reference Currency depreciates from the Starting Spot Rate of 2.20 to an Ending Spot Rate of 2.31 on the first Review Date, 2.42 on the second Review Date and 2.86 on the third Review Date, and the Ending Spot Rate is 3.08.  Because the Reference Currency Return is negative for each of the Review Dates, the notes are not called and because the Reference Currency Return of -40% is less than the Contingent Buffer Percentage of -15%, the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

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Historical Information

The following graph shows the historical weekly performance of the Brazilian real relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of Brazilian reais that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 2, 2009 through May 9, 2014. The exchange rate of the Brazilian real relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on May 12, 2014 was 2.2151.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.  The Reference Currency Return increases when the Brazilian real appreciates in value against the U.S. dollar.

The Spot Rate on May 12, 2014 was 2.2164, calculated in the manner set forth under “Key Terms — Spot Rate” on PS-1 of this term sheet.  The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or any Review Date.  We cannot give you assurance that the performance of the Brazilian real relative to the U.S. dollar will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Brazilian Real Versus the U.S. Dollar” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraphs of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

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